Exhibit 4.3

Description of Registrant’s Securities.

Capital Stock

General

The following descriptions of common and preferred stock summarizes the material terms and provisions of the Company’s common stock and preferred stock, but is not intended to be complete. For the full terms of the Company’s common and preferred stock, please refer to the Company’s articles of incorporation, as amended from time to time, and our bylaws, as amended from time to time. The Nevada Revised Statutes may also affect the terms of these securities.

As of March 31, 2021, the Company’s authorized capital stock consists of 42,000,000 shares of common stock, par value $0.001 per share, of which 22,941,157 shares were issued and outstanding as of March 31, 2021, and 200,000 shares of preferred stock, par value $0.001, of which no shares were issued and outstanding as of March 31, 2021. The authorized and unissued shares of both common and preferred stock are available for issuance without further action by the Company’s stockholders, unless such action is required by applicable law, the NASDAQ Capital Market, or the rules of any other stock exchange on which our securities may be listed. Unless approval of the Company’s stockholders is so required, the Company’s board of directors will not seek stockholder approval for the issuance and sale of either our common stock or preferred stock.

Common Stock

The holders of the Company’s common stock are entitled to one vote per share. Any action required to be taken by the holders of the Company’s common stock at a meeting may, without prior notice, by taken by written consent in lieu of a meeting if the consent has been signed by the minimum number of holders of common stock required to approve such action.

In addition, the holders of the Company’s common stock will be entitled to receive ratably such dividends, if any, as may be declared by the Company’s board of directors out of legally available funds; however, the current policy of the Company’s board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of the Company’s common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of the Company’s common stock will have no pre-emptive, subscription, redemption or conversion rights. The holders of the Company’s common stock do not have cumulative rights in the election of directors. The rights, preferences and privileges of holders of the Company’s common stock are subject to, and may be adversely affected by, the rights of the holders of our preferred stock.

The Company’s common stock is listed on the NASDAQ Capital Market under the symbol “NMRD”. The transfer agent and registrar for the Company’s common stock is Nevada Agency and Stock Transfer Company. Its address is 50 West Liberty Street. Suite 880, Reno, Nevada 89501, and its telephone number is 775-322-0626.

Preferred Stock

The Company’s board of directors may determine, in its sole discretion, the powers, designations, preferences, and relative participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

In October 2017, the Company filed with the Nevada Secretary of State a Certificate of Designation for up to 200,000 shares of Series A convertible preferred stock. The holders of the Series A preferred stock have rights superior to the holders of the Company’s common stock as to the distributions of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary. The Series A convertible preferred stock shall automatically convert to shares of common stock at a ratio of 100-for-1, i.e. each share of Series A preferred stock shall convert into 100 shares of common stock, when the following conditions are met: (a) the sugarBEAT® device has received CE regulatory approval; (b) retail sales of sugarBEAT® have commenced and (c) such retail sales have exceeded $5 million. Holders of Series A preferred stock may voluntarily convert their shares after February 7, 2018 at the conversion ratio then in effect, subject to adjustment for any stock splits, combinations, dividends, distributions, or mergers and acquisitions.

The holders of the Series A convertible preferred stock are entitled to vote, as a class, on all matters voted on by the holders of the Company’s common stock. Each share of Series A convertible preferred stock is entitled to that number of votes equal to the number of shares of common stock the Series A preferred stock is convertible into at the time the vote is taken. The holders of the Series A convertible preferred stock shall also vote, as a class, on all matters that may adversely impact their rights and preferences. The Series A convertible preferred stock is not eligible for dividend payments and we have no right to redeem these preferred shares. Holders of the Series A convertible preferred stock may transfer their shares without the Company’s consent.

As of March 31, 2021, there were no shares of Series A convertible preferred stock issued and outstanding.

With respect to any future series of preferred stock to be authorized, the Company will file a certificate of designation with the Secretary of State of the State of Nevada that will specify the following: the maximum number of shares; the designation of the shares; the annual dividend rate, if any, and whether the dividend is fixed or variable; the price and terms and conditions for redemption, if any; the liquidation preference, if any; any sinking fund or similar provision; the terms and conditions, if any, for conversion and exchange of the preferred stock into any other class or classes of our capital stock or any other of the Company’s securities or assets; and voting rights.

The future issuance of shares of preferred stock will affect, perhaps adversely, the rights of holders of the Company’s common stock. While the Company cannot state the actual effects of such issuance until the Company’s board of directors determines the specific rights attached to the preferred stock to be issued, these effects could include: restricting dividends on the common stock; diluting the voting power of the common stock; impairing the liquidation rights of our common stock; and delaying or preventing changes in our control or management.

As of March 31, 2021, the Company had warrants outstanding to purchase as follows:

•	1,000,000 shares of the Company’s common stock at an exercise price of $5.00 per share
•	147,637 shares of the Company’s common stock at an exercise price of $10.40 per share
•	792,353 shares of the Company’s common stock at an exercise price of $8.00 per share

The warrants will terminate on the five-year anniversary of the date of issuance.